

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 15, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (770) 645-4810

Kevin C. Kern
Chief Financial Officer & Vice President of Administration
BWAY Holding Company
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350

> **Re: BWAY Holding Company**
> **Amendment Nos. 1-2 to Registration Statement on Form S-1**
> **Filed April 17, 2007 and May 7, 2007**
> **File No. 333-141174**

Dear Mr. Kern:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1
Our Company

1. In the first sentence, please disclose which products represent 78% of your 2006 sales in which you had the number one market share.

2. Please disclose the source(s) for your estimate of the general rigid metal and rigid plastic container industry revenues in the second full paragraph.

Management Bonus, page 4

3. Please disclose the basis for or criteria met in connection with the payment of the management bonus and disclose why it is being paid at this time.

<u>Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 34</u>

4. We note that your retained earnings for the historical period ended April 1, 2007, does not agree with your unaudited consolidated balance sheet on page F-2. Please advise or revise your document.

<u>Management's Discussion and Analysis, page 47</u>
<u>Quantitative and Qualitative Disclosures About Market Risk – Commodity Risk, page 67</u>

5. Please revise your document to provide a more robust discussion of your commodity risks, including disclosing any effects this risk has on your financial statements, as well as any trends and uncertainties related to changing commodity prices and availability of raw materials.

<u>Critical Accounting Policies, page 70</u>

6. Please expand your critical accounting policies to include the following information:
   - Stock Based Compensation:
     - A comprehensive discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock.
     - Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective.
     - If the valuation specialist performing the valuation was a related party, a statement indicating that fact

<u>Underwriting, page 117</u>

7. We note your response to comment 26 of our letter dated April 6, 2007. Please revise your disclosure to state that the underwriters have no established criteria to determine whether to consent to the waiver of lock-up restrictions and that any such determination will be subject to the sole discretion of the representatives of the underwriters.

<u>Financial Statements, page F-1</u>
<u>Note 7 – Stock-Based Compensation, page F-13</u>

8. With respect to options granted during the twelve months prior to April 1, 2007, please expand your disclosure to include the following additional information:
   - For each grant date during the aforementioned time frame, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts).

- Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective.
- If the valuation specialist performing the valuation was a related party, a statement indicating that fact.

Closing Comment

9. Please also review the representations requested on page 7 of our letter dated April 6, 2007, and provide these representations in the form requested.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Steven J. Slutzky (*via facsimile* 212/521-7036)
Debevoise & Plimton LLP
919 Third Avenue
New York, New York 10022